Exhibit (a)(5)(viii)

JAMES A. DiBOISE, State Bar No. 083296

DAVID J. BERGER, State Bar No. 147645

JARED L. KOPEL, State Bar No. 126817

CYNTHIA A. DY, State Bar No. 172761

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Telephone: (650) 493-9300

Facsimile: (650) 565-5100

Attorneys for Plaintiff

J. D. Edwards & Company

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN MATEO

J.D. EDWARDS & COMPANY Plaintiff, v. ORACLE CORPORATION, PEPPER ACQUISITION CORPORATION, LAWRENCE J. ELLISON, CHARLES PHILLIPS and DOES 1-100, Defendants.

CASE NO.:

COMPLAINT FOR VIOLATION OF BUSINESS AND PROFESSIONS CODE § 17200 et seq.; INTENTIONAL INTERFERENCE WITH PROSPECTIVE ECONOMIC ADVANTAGE; NEGLIGENT INTERFERENCE WITH PROSPECTIVE ECONOMIC ADVANTAGE

JURY TRIAL DEMANDED

Plaintiff J.D. Edwards & Company (“J.D. Edwards”), alleges the following complaint against Defendants Oracle Corporation and Pepper Acquisition Corporation (collectively “Oracle”), Lawrence J. Ellison, Charles Phillips and DOES 1-100 on personal knowledge with respect to J.D. Edwards’ own activities and on information and belief with respect to other matters alleged:

I.    INTRODUCTION

l.    J.D. Edwards brings this action to address the unfair and unlawful activities of its competitor, Oracle, and certain individuals acting for their own benefit and the benefit of Oracle. Oracle has deliberately harmed J.D. Edwards by interfering with J.D. Edwards’ business relationships, creating massive confusion in the software applications market and wrongfully calling into question J.D. Edwards’ future in the industry. In attempting to implement their plan to destroy J.D. Edwards and the market for its products, Defendants improperly gained access to and received information from J.D. Edwards’ executives and exploited such information for the benefit of Oracle and to the detriment of J.D. Edwards. Defendants’ actions undermine fair competition and should be immediately halted.

2.    J.D. Edwards develops and markets collaborative enterprise software for businesses and provides consulting, education and support services. On June 2, 2003, J.D. Edwards announced that it had entered into a definitive merger agreement with PeopleSoft, Inc. (“People Soft”), a company that also designs, markets and supports enterprise application software products for businesses. The definitive merger agreement (“Merger Agreement”) provided for PeopleSoft to acquire J.D. Edwards in a stock-for-stock transaction. This merger was widely viewed in the industry as advantageous to both companies and would result in the world’s second-largest enterprise applications software company. The combined company intended to continue to develop and sell both companies’ product lines.

3.    Oracle is the largest maker of database software, but has not been as successful in the kind of business application software designed and marketed by J.D. Edwards and PeopleSoft. To compensate for this weakness, Oracle and Larry Ellison, its chairman and chief executive officer, designed a strategy to interfere with and destroy the business activities and competitiveness of companies in the business applications market. One aspect of this strategy, by Mr. Ellison’s own admission, was to interfere with and undermine any merger between J.D. Edwards and PeopleSoft.

4.    When J.D. Edwards and PeopleSoft announced their merger agreement on June 2, 2003, Oracle and Ellison immediately implemented their pre-existing plan to destroy any such merger and undermine the ability of both companies to conduct their operations. On June 6, 2003, Oracle announced its intention to commence a Tender Offer to purchase all outstanding shares of PeopleSoft at $16.00 per share in cash. Oracle’s offer is simply part of a larger effort to destroy the merger between J.D. Edwards and PeopleSoft and create uncertainty and confusion among the customers of both J.D. Edwards and PeopleSoft.

5.    The public statements of Oracle and Mr. Ellison starkly reveal this malevolent intent. Oracle has stated that if successful in its takeover bid, it would stop selling PeopleSoft’s existing programs and halt development of any additions to its product line. Oracle also cast serious doubt about the completion of the J.D. Edwards/PeopleSoft merger in the event that its takeover bid was successful, stating that it would “reevaluate” the transaction after completion of the Tender Offer. Such statements are designed to create uncertainty in the minds of J.D. Edwards’ customers concerning the future of the proposed merger with PeopleSoft and whether the existing products of J.D. Edwards and PeopleSoft will continue to be available.

6.    Oracle and Mr. Ellison openly have boasted that Oracle’s unsolicited and hostile bid for PeopleSoft was specifically intended to sabotage and prevent the merger agreement between J.D. Edwards and PeopleSoft. The June 9, 2003 edition of The Wall Street Journal quoted Mr. Ellison as stating: “This has all been pre-scripted . . . If they [PeopleSoft] launched on J.D. Edwards, we were going to launch on them.” Mr. Ellison has further attempted to undermine the J.D. Edwards/PeopleSoft merger by encouraging PeopleSoft’s shareholders to vote against the merger, falsely characterizing the merger as “very risky” and providing only “minimum savings.”

7.    Oracle has also sought to interfere directly with J.D. Edwards’ existing customer relationships. Since launching the Tender Offer, Oracle has contacted J.D. Edwards’ customers and urged them to delay ordering and implementing J.D. Edwards’ products in light of the uncertainty presented by Oracle’s Tender Offer for PeopleSoft.

8.    The efforts of Oracle and Mr. Ellison to subvert the merger between J.D. Edwards and PeopleSoft were assisted by the deception and subterfuge of Charles Phillips, who had been employed as a software industry analyst with Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the investment bank representing J.D. Edwards in connection with its merger with PeopleSoft. Mr. Phillips became Oracle’s executive vice president and a principal advisor to Mr. Ellison less than one month ago, and has taken significant responsibility for Oracle’s Tender

Offer. While employed at Morgan Stanley, Mr. Phillips used his position as an analyst to gain access to J.D. Edwards’ executives and discussed with them their business strategies, opinions and industry outlook. In clear violation of accepted ethical standards, Mr. Phillips deliberately failed to disclose to J.D. Edwards that he was planning to shortly join Oracle and assist Mr. Ellison in attempting to devastate J.D. Edwards through underhanded and illegal methods. After joining Oracle, Mr. Phillips then used the information and insights about J.D. Edwards that he gained through his position at Morgan Stanley to assist Oracle and Mr. Ellison in implementing its plan to disrupt and harm J.D. Edwards’ business. Mr. Ellison knowingly utilized Mr. Phillips to conduct what amounted to industrial espionage in order to obtain information about J.D. Edwards that would subsequently be used by Oracle to illegally harm J.D. Edwards’ business operations.

9.    By this action, J.D. Edwards seeks an injunction to stop Oracle’s illegal and unethical behavior, as well as compensation for these wrongs.

II.    THE PARTIES AND VENUE

10.    Plaintiff J.D. Edwards is a corporation in good standing incorporated under the laws of Delaware with its principal place of business in Denver, Colorado. J.D. Edwards is qualified and duly authorized to do business in the State of California. Founded in 1977, J.D. Edwards develops enterprise software in 21 languages that is used by approximately 6,700 midmarket and large customers in more than 110 countries. J.D. Edwards’ software applications are designed to improve an organization’s internal operations and provide the infrastructure for collaborative commerce. J.D. Edwards’ success is dependent upon its ability to attract and retain its customer base. J.D. Edwards has approximately 5,000 employees worldwide and had fiscal 2002 revenues of $904 million. Its common stock is traded on the NASDAQ National Market System, under the symbol JDEC.

11.    Defendant Oracle Corporation is a Delaware corporation with its principal place of business at 500 Oracle Parkway, Redwood City, in San Mateo County, California. Founded in 1977, Oracle is the world’s largest maker of database software, which can store substantial quantities of information. Oracle also competes in the enterprise application software market, and is a direct competitor of J.D. Edwards and PeopleSoft in that market. Unlike its success in the database market, Oracle has not been as successful in the enterprise application software market. Rather than compete in the enterprise application software market by legitimate means, Oracle and Mr. Ellison, with the assistance of Mr. Phillips, designed and implemented a plan to unfairly and illegally harm the business operations of J.D. Edwards and PeopleSoft.

12.    Defendant Pepper Acquisition Corporation is a Delaware corporation and a wholly owned subsidiary of Oracle Corporation, with its principal place of business at 500 Oracle Parkway, Redwood City, in San Mateo County, California. Pepper Acquisition Corporation was formed by Oracle for the purpose of making the Tender Offer for all of the common stock of PeopleSoft.

13.    Defendant Lawrence J. Ellison is an individual residing in California, whose place of employment is in San Mateo County, California. Mr. Ellison is Defendant Oracle’s Chief Executive Officer and Chairman of the Board of Directors, and in doing the acts alleged herein, was acting in his capacity as an individual and/or as an officer and director of Oracle.

14.    Defendant Charles Phillips is an individual residing in California, whose place of employment is in San Mateo County, California. Phillips is an Executive Vice President for Defendant Oracle, and in doing the acts alleged herein, was acting in his capacity as an individual and/or as an officer of Oracle. Before joining Oracle in May 2003, Phillips was employed as a software industry analyst by Morgan Stanley.

15.    Does 1-100 are individuals, partnerships, corporations or other entities, the true names of which are not known to J.D. Edwards at this time. J.D. Edwards therefore sues all those Defendants by fictitious names. Leave of Court will be sought to insert the true names when they are ascertained. These fictitiously-named Defendants are responsible in some manner for the occurrences herein alleged.

16.    Venue is proper in this Court because Defendant Oracle’s principal place of business is in San Mateo County, California and a substantial part of the actions or omissions of which J.D. Edwards complains were committed and caused injury in San Mateo County,

California. The amount in controversy exceeds the minimum for unlimited civil jurisdiction of this Court.

III.    GENERAL ALLEGATIONS

A.    The Merger Agreement Between J.D. Edwards and PeopleSoft

17.    Founded in 1987, PeopleSoft, with headquarters in Pleasanton, California, is, like J.D. Edwards, a leading provider of enterprise application software products for large organizations. PeopleSoft has approximately 8,000 employees worldwide and fiscal 2002 revenues of $1.95 billion. PeopleSoft’s common stock is traded on the NASDAQ National Market under the symbol PSFT.

18.    In October 2002, J.D. Edwards began discussions with PeopleSoft concerning a possible business combination. In December 2002, J.D. Edwards retained Morgan Stanley as its financial advisor in connection with a potential transaction with PeopleSoft. As J.D. Edwards is the market leader with respect to mid-size clients and PeopleSoft’s strength is with large enterprise clients, the companies believed a merger would allow the combined company to capitalize on the unique strengths of both companies and successfully serve the entire enterprise software market. A merger between J.D. Edwards and PeopleSoft would create the world’s second-largest enterprise applications software company, and the companies believed that they could successfully integrate the companies because they had complimentary product lines and shared similar corporate cultures and values. The merger would also provide significant cost savings due to common infrastructure and consolidation of research and development expenses.

19.    During May 2003, the merger discussions between J.D. Edwards and PeopleSoft became more intense and the companies reached agreement on the basic structure of a transaction. J.D. Edwards and PeopleSoft began negotiating an extensive “Agreement and Plan of Merger” which detailed the terms and conditions of the proposed merger. Morgan Stanley was engaged by J.D. Edwards to provide a “fairness opinion” to the J. D. Edwards Board of Directors. Morgan Stanley submitted a fairness opinion stating that the exchange ratio for the merger was fair, from a financial point of view, to the shareholders of J.D. Edwards.

20.    The Agreement and Plan of Merger was unanimously approved by the boards of directors of J.D. Edwards and PeopleSoft and was executed on June l, 2003. On June 2, 2003, J.D. Edwards and PeopleSoft publicly announced their plans to merge. Under the terms of the Merger Agreement, J.D. Edwards’ stockholders would receive 0.860 PeopleSoft common shares for each outstanding J.D. Edwards common share. The Merger Agreement further provided that J.D. Edwards would become a wholly owned subsidiary of PeopleSoft, with J.D. Edwards’ stockholders owning approximately 25 percent of the outstanding capital stock of the combined company. The Merger Agreement conditioned consummation of the transaction upon approval by the shareholders of both companies.

21.    Financial analysts, customers and other industry experts reacted positively to the news of the J.D. Edwards/PeopleSoft merger. Analysts noted that both companies were in sound financial health, had complimentary products which were well positioned in their respective markets, and that the merger would likely obtain an estimated $80 million in operational savings.

B.	Defendants’ Wrongful Conduct and Unfair Business Practices

22.    Within minutes of the public announcement of the J.D. Edwards/PeopleSoft merger, Oracle began taking action to implement its preconceived plan to interfere with any such merger and the business operations of PeopleSoft and J.D. Edwards. Mr. Ellison has acknowledged to The Wall Street Journal that he had drawn up scenarios about possible industry mergers — including PeopleSoft acquiring J.D. Edwards — “and how Oracle could exploit or thwart them.”

23.    Mr. Ellison was quoted in the June 9, 2003 edition of The Wall Street Journal as stating that after the merger between J.D. Edwards and PeopleSoft was publicly announced, Oracle Executive Vice President Safra Katz sent Mr. Ellison an email stating “Now would be the time to launch on PSFT,” referring to PeopleSoft’s stock symbol. Mr. Ellison wrote in return, “Just what I was thinking.”

24.    Mr. Ellison then directed his Oracle staff to work around the clock to prepare a Tender Offer for PeopleSoft’s stock. Mr. Ellison told The Wall Street Journal that “We’ve got this war game in a box. This has all been pre-scripted. . . . If they [PeopleSoft] launched on J.D. Edwards, we were going to launch on them.”

25.    On June 6, 2003, Oracle announced its intention to file a Tender Offer to purchase all outstanding shares of PeopleSoft for $16 per share in cash (the “Tender Offer”). Oracle formally launched its cash Tender Offer on June 9, 2003. In its Tender Offer Statement filed with the Securities and Exchange Commission (“SEC”), Oracle stated that its offer to purchase all outstanding shares of PeopleSoft for $16.00 per share would remain open until midnight on Monday, July 7, 2003. In the Tender Offer Statement, Oracle acknowledged that it did not intend to consummate the merger with J.D. Edwards pursuant to the executed Merger Agreement, stating: “We have no current plans with respect to the J.D. Edwards Merger or any agreement or arrangement entered into in connection with the J.D. Edwards Merger. We will reevaluate the terms of the J.D. Edwards Merger after we complete the Offer. The Offer is not contingent upon the completion of the J.D. Edwards Merger.” While Oracle made clear that it did not intend to honor the Merger Agreement executed between J.D. Edwards and PeopleSoft, Oracle did condition its Tender Offer upon there being no amendment to the Merger Agreement. Oracle’s condition sought to prevent J.D. Edwards and PeopleSoft from restructuring the proposed merger.

26.    Oracle’s Tender Offer is not a genuine attempt to legitimately acquire PeopleSoft, but rather, an attempt to interfere with the proposed J.D. Edwards/PeopleSoft merger and with J.D. Edwards’ business, a view widely confirmed by industry analysts. Further, Mr. Ellison has directly attempted to undermine the J.D. Edwards/PeopleSoft merger by encouraging PeopleSoft’s shareholders to vote against the merger, wrongfully characterizing the merger as “very risky” and with “minimum savings.”

27.    Oracle’s true intent with respect to the Tender Offer is further indicated by Oracle’s interference with J.D. Edwards’ customers. Oracle has stated that after completing the Tender Offer, it intends to stop selling PeopleSoft’s existing products and halt development of any additions to PeopleSoft’s product line. This announcement was designed to create and has created widespread fear and uncertainty in the market — causing customers of J.D. Edwards and

PeopleSoft to back out of existing contracts and refrain from purchasing. Indeed, Gartner Research explicitly advised: “If you’re considering a purchase of J.D. Edwards or PeopleSoft products or are in the early stages of deployment, don’t sign a deal until it becomes clear whether Oracle’s plans to acquire PeopleSoft are serious.” Oracle has also interfered with J.D. Edwards’ customers by directly contacting them and urging them to delay ordering and implementing J.D. Edwards’ products until the Tender Offer is resolved. Indeed, on June 11, 2003, Pacific Crest analysts noted that they were “amazed at how many customers are putting their plans for purchasing J.D. Edwards’ products on hold until the merger activity between Oracle, PeopleSoft and J.D. Edwards is resolved.”

28.    Oracle’s proposed acquisition of PeopleSoft also raises serious antitrust concerns and almost certainly will be carefully reviewed by antitrust regulators, causing a delay in the consummation of any acquisition. Oracle, Mr. Ellison, and Mr. Phillips anticipate and welcome such a delay, because it would prolong the uncertainty among the customers of J.D. Edwards and PeopleSoft concerning the future of the J.D. Edwards/PeopleSoft merger and the future availability of existing products.

29.    In engaging in the wrongful conduct described above, Oracle and Mr. Ellison have been assisted by Mr. Phillips. Mr. Phillips was employed as a software analyst by Morgan Stanley until shortly before execution of the Merger Agreement. In his capacity as an analyst, Mr. Phillips sought and gained access to executives from J.D. Edwards and interviewed them extensively concerning their business plans, opinions, strategies and industry outlook. Mr. Phillips then used the information and insights that he gained through his position at Morgan Stanley to assist Oracle in implementing its plan to disrupt and harm J.D. Edwards’ business. While an analyst at Morgan Stanley, Mr. Phillips did not disclose to J.D. Edwards that he was planning to join Oracle – a competitor of J.D. Edwards – and assist Oracle and Mr. Ellison in plans to sabotage any merger between J.D. Edwards and PeopleSoft and undermine J.D. Edwards’ business.

30.    On May 16, 2003, after 17 years as a software industry analyst, Mr. Phillips unexpectedly joined Oracle as an Executive Vice President in the office of the Chief Executive

Officer, reporting directly to Mr. Ellison. Oracle stated that Mr. Phillips would work on business strategy and development, and serve on Oracle’s Executive Management Committee. Such a move is highly unusual for an industry analyst, as distance is typically encouraged between the analysts and the companies they cover, and such moves give rise to conflicts of interest. Mr. Phillips has now assumed a lead role on behalf of Oracle in the Tender Offer for PeopleSoft stock.

31.    Mr. Phillips deliberately deceived and misled J.D. Edwards concerning the true purpose and intent of his discussions with J.D. Edwards’ executives, and in particular did not disclose to J.D. Edwards that he planned to use the information and insights acquired from his discussions with J.D. Edwards’ executives in order to assist Oracle — a competitor — in illegal efforts to harm J.D. Edwards’ business. Had J.D. Edwards any idea that Mr. Phillips intended to work for Oracle, it would have never allowed Mr. Phillips to interview any of its executives, particularly its president and chief executive officer. Mr. Phillips’ conduct violated accepted ethical standards in the securities industry. Further, Mr. Ellison knowingly utilized Mr. Phillips as a means to engage in espionage against J. D. Edwards by having Mr. Phillips seek to acquire information from J.D. Edwards’ executives for use by Oracle in an illegal effort to undermine J.D. Edwards’ business.

32.    Defendants’ actions are anti-competitive and unfair. Defendants have deliberately interfered with J.D. Edwards’ business relations with the intention of harming J.D. Edwards.

FIRST CLAIM FOR RELIEF

Unfair Competition (Cal. Bus. & Prof. Code § 17200 et seq. )

(Against All Defendants)

33.    Plaintiff realleges and incorporates all preceding paragraphs as though fully set forth herein.

34.    The acts of Defendants complained of herein including, without limitation, interfering with J.D. Edwards’ customers, its proposed merger with PeopleSoft, and creating massive confusion in the industry with the intent to harm J.D. Edwards, constitute unfair competition, and also constitute unlawful, unfair, and fraudulent business acts or practices within the meaning of § 17200 et seq. of California Business and Professions Code. The acts of

Defendants complained of herein significantly threaten or harm competition. Among other things, these acts were undertaken with the intention of harming competition, as well as harming J.D. Edwards competitive position in the industry.

35.    As a direct and proximate result of Defendants’ unfair competition and violations of California Business & Professions Code § 17200 et seq., Defendants have been unjustly enriched at Plaintiff’s expense in an amount not yet ascertained. J.D. Edwards, therefore, is entitled to obtain an accounting and restitution from Defendants in an amount to be determined at trial.

36.    Moreover, as a direct and proximate result of Defendants’ unfair competition and violations of California Business & Professions Code § 17200 et seq., J.D. Edwards has suffered and will continue to suffer irreparable harm, including but not limited to harm to its business reputation and goodwill, for which Plaintiff has no adequate remedy at law. Unless enjoined, the Tender Offer attempted by Defendants threatens to cause further irreparable harm to J.D. Edwards.

SECOND CLAIM FOR RELIEF

(Intentional Interference with Prospective Economic Advantage)

(Against All Defendants)

37.    J.D. Edwards realleges and incorporates all preceding paragraphs as though fully set forth herein.

38.    J.D. Edwards had a reasonable probability of future business opportunities and economic benefit in connection with both: (i) its relationships with its customers; and (ii) its relationship with PeopleSoft.

39.    Defendants had knowledge of such opportunities and intentionally interfered with such opportunities in violation of, among others, California Business & Professions Code § 17200. Defendants committed these tortious acts with deliberate and actual malice, ill-will, and oppression in conscious disregard of J.D. Edwards’ legal rights.

40.    Defendant’s actions have disrupted J.D. Edwards’ relationships and business opportunities with its customers and PeopleSoft.

41.    As a direct and proximate result of Defendants’ conduct, J.D. Edwards has been injured by Defendants in an amount to be proven at trial.

THIRD CLAIM FOR RELIEF

(Negligent Interference with Prospective Economic Advantage)

(Against All Defendants)

42.    J.D. Edwards realleges and incorporates all preceding paragraphs as though fully set forth herein.

43.    J.D. Edwards had a reasonable probability of future business opportunities and economic benefit in connection with both: (i) its relationships with its customers; and (ii) its relationship with PeopleSoft.

44.    Defendants had knowledge of such opportunities and knew or should have known that if they did not act with due care, their actions would interfere with such opportunities and cause J.D. Edwards to lose the economic benefit of such relationships.

45.    Defendants have acted negligently and have disrupted J.D. Edwards’ relationships and business opportunities with its customers and PeopleSoft in violation of, among others, California Business & Professions Code § 17200.

46.    As a direct and proximate result of Defendants’ conduct, J.D. Edwards has been injured by Defendants in an amount to be proven at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff requests entry of judgment in its favor and against Defendants as follows:

1.    For compensatory damages in an amount to be determined at trial;

2.    For restitution in an amount to be determined at trial;

3.    For a preliminary and permanent injunction that enjoins Defendants and their officers, agents, servants, employees, attorneys, and those persons and entities in active concert of participation with them from proceeding with the Tender Offer or taking or attempting to take any other steps to acquire control of PeopleSoft or J.D. Edwards, or otherwise interfering with the completion of the J.D. Edwards/PeopleSoft merger;

4.    For exemplary damages in an amount to be determined at trial;

5.    For attorney’s fees incurred in this action;

6.    For prejudgment interest in an amount to be determined at trial;

7.    For costs incurred in this action; and

8.    For such other, further and different relief as may be just and proper.

Dated:	June 12, 2003

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ David J. Berger
David J. Berger Attorneys for Plaintiff J.D. Edwards & Company

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